September 5, 2017
VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlueLinx Holdings Inc.
Registration Statement on Form S-3
Filed August 28, 2017
File No. 333-220189- Acceleration Request

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, BlueLinx Holdings Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-220189) of the Registrant (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2017, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on September 7, 2017 or as soon thereafter as may be practicable.
It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, David A. Stockton of Kilpatrick Townsend & Stockton LLP, by telephone at (404) 815-6444 or by email at dstockton@kilpatricktownsend.com.

Sincerely,
BlueLinx Holdings Inc.

/s/ Shyam K. Reddy
Shyam K. Reddy
Chief Administrative Officer, General Counsel and Secretary
cc:    David A. Stockton